SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS CHRISTOPHER W. BETTS EDWARD H.P. LAM ♦* G.S. PAUL MITCHARD QC ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE * ALEC P. TRACY *	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

May 31, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Youku Inc.

Responses to the Staff’s Comments on the Registration Statement on Form F-4 (File No. 333-180913) Filed on April 25, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated May 21, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on April 25, 2012.

This letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to the Registration Statement filed on April 25, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Amended Registration Statement.

The Companies, page 19

1.                                      Please revise your disclosure with respect to Youku and Tudou to clearly and prominently state that you do not have any equity interest in your consolidated affiliated entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 19.20 and 172 of the Amended Registration Statement.

Risk Factors, page 20

2.                                      Expand your disclosure to identify the following material risks: (i) Tudou’s history of net losses (as discussed on page 55); (ii) the material weaknesses and other control deficiencies in Tudou’s internal control over financial reporting (as discussed on page 67); (iii) the risk that Tudou may lose or be unable to renew its SARFT license (as discussed on page 71); (iv) the risks associated with Tudou’s contractual arrangements and corporate structure (as discussed on pages 76-78); and (v) the risk that Tudou may lose control of Quan Toodou as a result of Mr. Wang’s divorce proceedings (as discussed on page 79).

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 20 and 21 of the Amended Registration Statement.

Risk Factors, page 53

3.                                      Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over Youku and Tudou’s corporate chops, seals or other controlling non-tangible assets. Disclose which individuals hold these items and who maintains control over the use of any corporate chops for each entity. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. In addition, discuss any designated legal representative that has legal authority to use the chops identifying the related entity. Lastly, your risk factor should address the methods available to shareholders to regain operational control over the entity in the event its corporate chops, seals or other controlling non-tangible assets are misappropriated by the person(s) controlling such assets. Clarify, if true, that the shareholders may not be able to recover corporate assets that are sold or transferred out of your control in the event of such a misappropriation.

In response to the Staff’s comment, the Company has inserted separate risk factors discussing the referenced risks on pages 61.62 and 66 of the Amended Registration Statement.

4.                                      As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor and Tudou’s auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientswithoutaccesslist.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company has inserted a new risk factor with respect to Tudou on page 76 of the Amended Registration Statement.

With respect to the Staff’s requested risk factor as it relates to the Company, the Company respectfully advises the Staff that a risk factor which addresses the Staff’s request has been disclosed on page 27 of the Company’s annual report on Form 20-F for the year ended December 31, 2011, filed with the Commission on April 10, 2012, which the Company has incorporated into the Registration Statement by reference.

5.                                      We note your disclosure on page 31 that no “further regulatory filings or approval” will be required for the completion of the transaction other than certain filings in the Cayman Islands. Explain whether approval of this transaction is required pursuant to China’s Anti-Monopoly Law, citing relevant PRC laws, rules or circulars in your response. If such notification or approval is required, please include risk factor to address the current status of such process.

The Company respectfully advises the Staff that according to the PRC Anti-Monopoly Law, a declaration must be lodged with the Anti-monopoly Authority under the State Council prior to a merger or acquisition when a merger (or concentration of undertakings under the PRC Anti-Monopoly Law) may potentially reach the declaration threshold stipulated by the State Council.  Failure to lodge such a declaration with a competent authority bars the implementation of the proposed merger or acquisition.

On August 3, 2008, the State Council issued the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, effective as of the same date, which established the following thresholds:

•                  the combined worldwide revenue of all the participants concerned in the preceding financial year is more than RMB10.0 billion, and the nationwide revenue within China of each of at least two of the participants concerned in the preceding financial year is more than RMB400.0 million; or

•                  the combined nationwide revenue within China of all the participants concerned in the preceding financial year is more than RMB2.0 billion, and the nationwide revenue within China of each of at least two of the participants concerned in the preceding financial year is more than RMB400.0 million.

Under the PRC Anti-Monopoly Law, concentration refers to (1) a merger of undertakings; (2) acquiring control by virtue of acquiring an undertaking’s equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

The Company does not believe the proposed merger triggers the prior notification requirement described above because (1) Tudou’s nationwide revenue within China in the financial year ended December 31, 2011 is under RMB400.0 million and (2) the combined nationwide revenue within China of Youku and Tudou in the financial year ended December 31, 2011 is under RMB2.0 billion.

Risks Related to Tudou, page 55

6.                                      Please include a separate risk factor with the heading that you may be unable to enforce the equity interest pledge agreements to obtain equity interests of Tudou’s consolidated affiliated entities. We note that Tudou cannot acquire the pledged equity interest directly if it chooses to enforce a pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction. It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest after the payment of related expenses and any taxes, but prior to any unsecured debts. Even if Tudou were to prevail in such auction or public tender procedures, neither you nor Tudou are allowed to hold the equity interest of the consolidated affiliated entities because Chinese law currently restricts foreign invested entities from operating internet-related and mobile value-added service businesses, including internet information services, online advertising and mobile value-added services (as disclosed on page 76). Therefore, it appears that this equity pledge if properly registered and thereby effective, would operate as collateral security for the prompt and complete payment and performance of the obligations of the consolidated interest entity under the loan agreements, call option agreements, proxy agreements and consultancy and service agreements and would not result in transferring ownership of such interests to you or Tudou.

The Staff’s comment is duly acknowledged.  The Company respectfully advises the Staff that, pursuant to Article 219 of the PRC Property Law, if Tudou’s consolidated affiliated entities or their respective shareholders fail to timely perform their obligations secured by the pledge under the equity interest pledge agreements, Reshuffle Technology, as the pledgee, can enforce its pledge rights by (1) upon the agreement with the pledgors, acquiring the pledged equity interests by converting the value of the pledged equity interests by reference to the market price to offset the outstanding debts that are secured by the pledge, (2) auction of the pledged equity interests, or (3) private sale of the pledged equity interests to a third party by reference to the market price, and in the cases of (2) and (3) to receive priority payment from the proceeds from the auction or private sale.  It is true that due to the PRC regulatory restrictions, Reshuffle Technology, as a foreign-invested enterprise, cannot directly hold the equity interests of the consolidated affiliated entities which conduct business operations that are restricted for foreign-invested enterprises and will need to resort to either an auction or a private sale to enforce its pledge rights. However, the purpose of entering into the equity pledge agreements is to secure the prompt and complete payment and/or performance of the obligations of the consolidated affiliated entities and their shareholders under the contractual arrangements instead of to enable Reshuffle Technology to obtain the pledged equity interests through enforcing the equity interest pledge agreements in the event of a default.  If Tudou wants to obtain such equity interests through Reshuffle Technology, Reshuffle Technology can exercise its exclusive call option under the exclusive call option agreements among Reshuffle Technology, Tudou’s consolidated affiliated entities and their respective shareholders. Under the exclusive call option agreements, Reshuffle Technology can exercise such options at any time to the extent permitted by law and require the equity interests to be transferred to any designee that Reshuffle Technology appoints. Therefore, the Company does not believe that adding the referenced risk factor will be helpful for public investors to accurately understand the nature or the inter-relationship between the various contractual arrangements.

7.                                      Please revise to provide risk factor disclosure discussing the scope of Tudou’s business licenses in the PRC and specifically address whether they include the operation of an advertising business as required by PRC regulations (and discussed on page 180). Please address how Tudou’s business licenses may be limited and its business may not expand or continue without government approval and renewal.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 80 of the Amended Registration Statement to include the requested risk factor with respect to Tudou.

“Tudou is exposed to intellectual property infringement and other claims…,” page 60

8.                                      Please expand your disclosure to quantify your assessment of the extent of the risk related to the December 2010 letter referenced herein.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that Tudou is unable to quantify the assessment of the extent of the risk related to the December 2010 letter because (1) the allegations set forth in the letter are preliminary and lack specificity and (2) the copyright owners identified in the letter have neither initiated any lawsuits nor specifically stated the losses they have allegedly suffered.  In response to the letter, Tudou entered into a copyright protection agreement with the copyright owners who were signatories to the December 2010 letter and agreed to take certain actions to prevent future copyright infringement.  Tudou also implemented additional steps to improve its copyright protection procedures and upgraded its content filtering technology.  The general allegations set forth in the letter remain undeveloped and the copyright owners have made no further allegations, although the copyright owners are not precluded from filing a lawsuit against Tudou in the future.  In addition, any potential liability arising from alleged copyright infringement is inherently uncertain and the possible outcome of the alleged copyright infringement is difficult to predict.  As a result, Tudou is unable to quantify the risk related to the December 2010 letter.

“The regulation of the Internet industry is new and subject to interpretation in China…,” page 71

9.                                      It appears this risk factor contains multiple risks Tudou currently faces. Please separate this risk factor disclosure into singular risks with an appropriate heading describing each risk. For example, the following risks should each be addressed under separate headings:

•                                          the risks related to Tudou’s failure to obtain an Internet news license;

•                                          the risk that Tudou’s SARFT license may be revoked for its failure to obtain a prior permit for each video clip of a film, TV series or academic and documentary film broadcast online in China;

•                                          the risks associated with the placement of promotional videos and educational information on Tudou’s site; and

•                                          the risk that SARFT or its local branch may decide to regulate Tudou’s made-for internet series.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 80-82 of the Amended Registration Statement.

10.                               Expand the heading of this risk factor to clearly state that Tudou may not be able to renew its SARFT license in 2014 and may not be able to conduct its business if its SARFT license is revoked or not renewed.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 80 of the Amended Registration Statement.

11.                               Expand your risk factor to indicate when SARFT began requiring applicants for engaging in Internet audio-visual program services to be a state-owned entity or state-controlled entity. If such requirements were in place when Tudou obtained its new license in 2011, explain how Tudou obtained this license. Quantify the penalties and administrative fines Tudou may be subject to for operating without a SARFT license.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 80 and 81 of the Amended Registration Statement.

12.                               Expand your risk factor disclosure to specifically address the discussion draft of the China Film Industry Promotion Law, in particular Article 26, and its effect on Tudou’s business.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of the Amended Registration Statement.

“Governmental control of currency conversion may limit Tudou’s ability to use its operating cash flows effectively…” page 74

13.                               Please expand your risk factor and, if material, provide disclosure in your Liquidity section to disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

•                                          pay dividends to shareholders outside of PRC;

•                                          pay off debt generated outside of the PRC;

•                                          pay employees located outside of the PRC in currency other than the Renminbi; or

•                                          pay for capital expenditures outside of the PRC in currency other than the Renminbi.

•                                          In addition, if your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

In response to the Staff’s comment, the Company has expanded the referenced risk factor on pages 83 and 84 and inserted new disclosure on page 228 of the Amended Registration Statement.

14.                               Disclose the approved business scope of each of Tudou’s PRC subsidiaries.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 175 and 176 of the Amended Registration Statement to disclose the approved business scope of each of Tudou’s PRC subsidiaries and has inserted a cross reference to this revised disclosure on page 84 of the Amended Registration Statement. In addition, the Company has revised the referenced disclosure on page 84 of the Amended Registration Statement to clarify that none of Tudou’s PRC subsidiaries can use Renminbi converted from foreign currency-denominated capital for equity investments in the PRC because their approved business scope does not include equity investments.

“Uncertainties with respect to the PRC legal system could materially adversely affect Tudou,” page 75

15.                               Expand your risk factor to identify the portion of Tudou’s historic revenue attributable to its consolidated interest entities and address the risk that the contractual arrangements governing these entities are subject to the risks highlighted herein.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 85 and 86 of the Amended Registration Statement.

“If the PRC government determines that the contractual arrangements that establish the structure for operating Tudou’s business do not comply with applicable PRC laws and regulations…,” page 76

16.                               Expand this risk factor to specify the portion of Tudou’s historic revenue attributable to its consolidated affiliated entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 86 of the Amended Registration Statement.

17.                               Expand the heading of this risk factor to clearly state that if Tudou is found to be in violation of any existing or future PRC laws or regulations it may be forced to discontinue all or a portion of its business, as stated on page 78.

In response to the Staff’s comment, the Company has revised the heading of the referenced risk factor on page 86 of the Amended Registration Statement.

18.                               We note your statement that it is “not clear” whether Tudou is required to submit its contractual arrangements with Beijing Tixian to MOFCOM for security review. Explain why Tudou believes its arrangements with Beijing Tixian may be subject to security review. Please revise your disclosure to indicate if and when you intend to submit such arrangements to MOFCOM. Identify the possible risks associated with the failure to make such submissions on a timely basis in the event the relevant PRC authorities determine that they were required.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 87 and 88 of the Amended Registration Statement.

19.                               We note that Tudou believes it has “already obtained “de facto control” over its consolidated affiliated entities prior to the effectiveness” of the MOFCOM rules requiring security reviews. Please clarify your reference to “de facto control” and provide the basis for Tudou’s belief that the rules promulgated in 2011 would not apply to Tudou’s previously existing contractual arrangements.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that under Circular No. 6 promulgated by the General Office of the State Council on February 3, 2011, any of the following would constitute “de facto control”: (1) ownership of more than a 50% equity interest in a PRC domestic enterprise by a foreign investor, its parent holding company or its controlled subsidiaries; (2) ownership of more than a 50% equity interest in a PRC domestic enterprise by one or more foreign investors, (3) ownership of less than a 50% equity interest in a PRC domestic enterprise by one or more foreign investors with voting rights sufficient to have significant influence on resolutions of shareholders and the board of directors, and (4) other circumstances resulting in control by foreign investors over matters such as operational decisions, finance, human resources and technology.  Tudou, through its wholly-owned PRC subsidiary Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, entered into contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and their respective shareholders prior to the effectiveness of Circular No. 6 and the MOFCOM Security Review Rules promulgated in August 2011 to implement Circular No. 6.  According to the Law on Legislation of the PRC, laws, administrative regulations, local regulations, autonomous regulations, separate regulations and rules shall not be retroactive, unless specially provided in the regulations for protection of public interests.  Neither Circular No. 6 nor the MOFCOM Security Review Rules contain such a specific provision for retroactive effectiveness.  Therefore, Tudou believes that neither Circular 6 nor the MOFCOM Security Review Rules applies to its pre-exiting contractual arrangements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 87 of the Amended Registration Statement to clarify the meaning of “de facto control” and clearly state the basis for its belief that the security review rules promulgated in 2011 do not apply to Tudou’s pre-existing contractual arrangements.

20.                               We note Tudou is relying on an opinion by Fangda Partners. Please file this opinion as an exhibit to your registration statement and clarify your disclosure on pages 106 and 113 to indicate whether Allen & Company and Morgan Stanley, respectively, relied on this opinion in completing their analyses.

The Company respectfully advises the Staff that the opinion of Fangda Partners referred to was filed as Exhibit 99.10 to the Registration Statement on April 25, 2012.

The Company further advises the Staff that neither Morgan Stanley nor Allen & Company relied on Fangda Partners’ legal opinion in completing their respective analyses.

21.                               Please clarify when Chengdu Gaishi’s dissolution will be complete and disclose whether it is currently conducting any business operations. Explain why the equity pledge was de-registered prior to the dissolution of Chengdu Gaishi.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that Tudou expects Chengdu Gaishi’s dissolution will be completed sometime in the second half of 2012. The equity pledge was de-registered prior to the dissolution of Chengdu Gaishi pursuant to the request of the local Administration for Industry and Commerce.  The Company further advises the Staff that Chengdu Gaishi is not presently conducting any business operations and has revised the referenced disclosure on page 88 of the Amended Registration Statement.

“Tudou’s contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders may not be as effective…” page 78

22.                               Please provide a detailed explanation in your disclosure of how Tudou has “effective control” over these companies. Specify the legal remedies under PRC law and regulations that Tudou would have if the companies or their respective shareholders breach their agreements and specify the manner in which these remedies “may not always be effective.” Disclose the fact that Tudou may have to incur substantial costs to enforce such arrangements. In addition, address the fact that the primary remedy under the equity pledge agreements for a default in these contractual arrangements is to engage in an auction or sale of the shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 88 and 89 of the Amended Registration Statement.

23.                               In the event any of the consolidated interest entities undergoes a voluntary or involuntary liquidation proceeding, clarify Tudou’s role and rights in such procedures and describe the basis of its potential claims against such entities, including the fees, loans, rights or awards that would be considered owed to Tudou, forming the basis of any bankruptcy claim by Tudou’s wholly owned subsidiaries under the contractual arrangements. Clarify whether the proxy and cooperation agreements would remain effective during such time.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that in the event any of Tudou’s consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its creditors, including unrelated third-party creditors, may claim rights to some or all of its assets in the liquidation proceeding and under applicable PRC law. Reshuffle Technology, Tudou’s wholly-owned PRC subsidiary, through its contractual arrangements with each of the consolidated affiliated entities, would have creditors’ rights against these consolidated affiliated entities under PRC law.

Reshuffle Technology may claim service fees owed to it under the exclusive consultancy and service agreements and may claim damages as a result of any breach of, or failure to perform under, the contractual arrangements by the consolidated interest entities.  The proxy agreement and other contractual arrangements to which the affected consolidated interest entity is a party would remain in effect during the liquidation proceeding unless terminated by the bankruptcy administrator or otherwise terminated according to applicable law. Although the contractual arrangements would remain in effect, the consolidated interest entities generally would not be able to perform their obligations under these contractual arrangements during a liquidation proceeding because PRC law generally prohibits a company in the process of liquidation from conducting any business operations that are not part of the liquidation proceeding, except that, in the case of a bankruptcy, the bankruptcy administrator could allow the performance of the contractual arrangements.

The Company further advises the Staff that, in the case of a voluntary liquidation proceeding, Tudou, through Reshuffle Technology and the proxy agreement, may exercise influence over the liquidation proceeding because the liquidation proceeding would be subject to approval by the shareholders of the affected consolidated affiliated entity. Tudou, through Reshuffle Technology, will be able to influence through the proxy agreement, among other things, the composition of the liquidation committee, the liquidation plan and the distribution of residual assets after liquidation.

24.                               Tell us how the equity interest pledge agreements and equity pledges would be treated in bankruptcy. Your response should address whether the equity underlying the registered pledge would be forced into auction by PRC property law or come under the protection of the bankruptcy proceedings.

The Company respectfully advises the Staff that the ownership interests in the pledged equity of Tudou’s consolidated affiliated entities belong to the shareholders of such entities, each of whom has entered into an equity interest pledge agreement with Reshuffle Technology, Tudou’s wholly-owned PRC subsidiary, and the pledged equity does not constitute the assets of such entities.  Accordingly, pursuant to chapter four and Article 107 of the PRC Enterprise Bankruptcy Law, which provides for the scope of assets subject to a bankruptcy proceeding, in the case of a bankruptcy proceeding of any of Tudou’s consolidated affiliated entities, such pledged equity of the entity would not form part of the bankruptcy estate to be liquidated in the bankruptcy proceeding. This situation is not affected by the equity interest pledge agreements because none of Tudou’s consolidated interest entities is a party to those agreements. Therefore, if any of Tudou’s consolidated affiliated entities enters a bankruptcy proceeding, the pledged equity of such consolidated affiliated entity will not be forced into auction under PRC property law or come under the protection of the bankruptcy proceedings.

25.                               Please discuss the term, termination and renewal expectations for the series of contractual arrangements discussed.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 88-89 and 205-210 of the Amended Registration Statement.

“The ineffectiveness of control over Quan Toodou…,” page 79

26.                               Revise this heading to clearly state the portion of Tudou’s revenue for the fiscal year ended December 31, 2011 attributable to Quan Toodou and to state the risk that if Mr. Wang loses all or a portion of his equity interest in Quan Toodou, Tudou could lose all of its rights to the revenue from such entity and may not be able to consolidate it.

In response to the Staff’s comment, the Company has revised the heading of the referenced risk factor on page 89 of the Amended Registration Statement.

27.                               Expand your disclosure to clearly disclose each of Mr. Wang’s obligations under the court’s ruling, quantifying any required payments and specifying the date in which each such action must occur. Please file any documentation with respect to the settlement as an exhibit to your registration statement. Please provide the basis for your statement that he is “willing and will be able to perform” these obligations. Explain whether the court is responsible for making the determination of whether he has met his obligations.

The Company respectfully advises the Staff that according to Mr. Wang, Mr. Wang and his ex-wife agreed to maintain the detailed terms of the settlement in confidence, including the amount of required payments. The consent of Mr. Wang’s ex-wife would be needed in order to quantify any required payment or file the settlement as an exhibit to the Registration Statement. Accordingly, Mr. Wang deems it inappropriate to publicly disclose further details of the settlement.

The Company further advises the Staff that Mr. Wang has signed an undertaking letter with Tudou Holdings Limited confirming that, based on his asset portfolio, he is able to discharge his obligations under the settlement and he will discharge his obligations in a timely manner.

The Company further advises the Staff that the likelihood of the court to involve itself in the enforcement of the settlement depends on Mr. Wang’s ability and willingness to pay. In the event that Mr. Wang’s ex-wife believes that Mr. Wang has failed to perform his obligations pursuant to the settlement and applies to the court for the enforcement of the settlement, the court will determine whether Mr. Wang has performed his obligations under the settlement.

28.                               We note that Mr. Wang’s shares are subject to an Equity Interest Pledge Agreement which, according to Section 7.11 of such agreement as filed as Exhibit

10.19 to Tudou’s Form F-1 filed November 9, 2010, constitutes a security interest with first priority on the shares. Please explain, with citations to relevant PRC rules, regulations and circulars, whether the court’s ruling would take priority over the first priority equity interest in such pledge.

The Company respectfully advises the Staff that according to Article 40 of the Regulations on Some-Issues of Enforcement by the People’s Court issued by the PRC Supreme Court on July 8, 1998, if a court initiates an auction of or otherwise sells a debtor’s asset subject to mortgage or pledge as part of the court’s enforcement measures, the mortgagee or the pledgee will have priority over judgment creditors to receive the proceeds of the auction or sale.  Therefore, even if Mr. Wang’s shares are auctioned or sold as a result of the court’s enforcement measures, Reshuffle Technology as the pledgee of such shares will have priority over any claim Mr. Wang’s ex-wife may have as a judgment creditor.

29.                               Clarify whether Tudou believes that this pending legal proceeding is a breach of Section 8.1 of the Equity Interest Pledge Agreement. We note that Section 8.3 of the Equity Interest Pledge Agreement indicates that Mr. Wang is obligated to take “all necessary measures” to ensure the pledge interest in the pledged property. We further note that Section 6.2.1 of the Amended Exclusive Call Option Agreement filed as Exhibit 10.13 to Tudou’s Form F-1 indicates that Mr. Wang may not transfer or otherwise dispose of, or create any encumbrance or other third party rights on the equity interests. Please address any actions Tudou’s management has taken or will be able to take under relevant PRC rules, regulations and circulars to enforce its contractual rights.

The Company respectfully advises the Staff that the legal proceeding was initiated by Mr. Wang’s ex-wife who claimed that the pledged equity interest was part of the community property of the marriage and subject to division at the time of divorce. Mr. Wang has taken the necessary actions to protect his and Tudou’s interests in the pledged property. Tudou does not believe this legal proceeding is a breach of Section 8.1 or Section 8.3 of the Equity Interest Pledge Agreement or Section 6.2.1 of the Amended Exclusive Call Option Agreement because (1) Mr. Wang did not voluntarily create or permit the creation of any new pledge or any other encumbrance on the pledged equity interest under the Equity Pledge Agreement; (2) Mr. Wang notified Tudou of the legal proceeding in a timely manner and has taken the necessary measures to settle the proceeding with his ex-wife; and (3) Mr. Wang did not transfer, or otherwise dispose of, or create any encumbrance or other third party rights on the pledged equity interest.

The Company further advises the Staff that Tudou’s management requested that Mr. Wang take all necessary measures to resolve the dispute between him and his ex-wife as soon as possible. At Tudou’s request, Mr. Wang signed an undertaking with Tudou confirming that he is willing and able to perform his obligations pursuant to the settlement and agreeing to indemnify Tudou from any losses resulting from his delay in or failure to perform his obligations. According to the Amended Exclusive Call Option Agreement, Tudou, through its wholly-owned subsidiary Reshuffle Technology, will be able to exercise the call option and request Mr. Wang to transfer all or part of his equity interest in Quan Toodou to a third party designated by Reshuffle Technology.

30.                               Identify the other existing shareholder of Quan Toodou and explain the nature of the “right of first refusal” referenced in the last paragraph on page 79. Clarify whether such shareholder would have a right of first refusal prior to a transfer to Mr. Wang’s ex-wife.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that the other shareholder of Quan Toodou is Ms. Zhiqi Wang. The Company further advises the Staff that if Mr. Wang transfers or sells his equity interest in Quan Toodou, Ms. Zhiqi Wang has a right of first refusal to acquire such equity interest in Quan Toodou prior to a transfer to Mr. Wang’s ex-wife or a sale to any third party. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 90 of the Amended Registration Statement.

31.                               Explain the basis for your assertion that if a party obtains more than one-third of the equity interest in Quan Toodou, such person would have certain “protective rights,” citing all relevant PRC rules, regulations, circulars and other guidance that provide such rights.

The Company respectfully advises the Staff that according to Article 44 of the PRC Company Law and the currently effective articles of association of Quan Toodou, resolutions at a shareholders meeting of a limited liability company, such as Quan Toodou, on the following matters shall be adopted upon an affirmative vote by shareholders representing two-thirds of the voting power of the company: (1) an amendment to the articles of association, (2) an increase or decrease of the registered capital, and (3) a merger, division, dissolution or change of the company’s form. Therefore, a shareholder with more than one-third of the equity interest in Quan Toodou is able to disapprove any changes to the matters requiring an affirmative vote by shareholders representing two-thirds of the voting power of Quan Toodou.

“Tudou may be classified as a “resident enterprise” for PRC enterprise income tax purposes…” page 83

32.                               Provide a discussion of the relevant facts and circumstances that provide the basis for your belief that Tudou is not a resident enterprise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 93 and 94 of the Amended Registration Statement.

Opinion of Allen & Company LLC as Financial Advisor to Youku, page 106

33.                               We note from your disclosure that Youku and Tudou disclosed financial forecasts and projections to Allen & Company that it relied on when preparing the selected transactions analysis, selected public companies analysis, discounted cash flow analysis, and selected public company multiples analysis. Please revise your description of these analyses to disclose all financial forecasts and projections used by Allen & Company.

In response to the Staff’s comment, the Company has revised the disclosure to include the financial forecasts and projections prepared by Youku and Tudou and provided to Allen & Company, which are set forth in a new subsection in the “The Merger” section titled “Certain Financial Forecasts,” which begins on page 119 of the Amended Registration Statement.

Selected Public Companies Analysis, page 110

Selected Transaction Analysis, page 111

34.                               We note that Allen & Company assessed certain public internet companies in the U.S. and China and certain transactions in the internet industry. Please provide additional analysis of the basis for determining that the companies identified on page 110 and the transactions identified on page 111 were the most comparable to Tudou. Please indicate whether there were other comparable recent transactions that you did not include in your analysis.

In response to the Staff’s comment, the Company revised the referenced disclosure on pages 125 and 126 of the Amended Registration Statement.  The Company respectfully advises the Staff that Allen & Company, in the selected transactions analysis, included the transactions that it identified as satisfying its selection criteria and for which relevant financial information was publicly available.  However, in light of the Staff’s comment, the Company has inserted additional disclosure on page 124 of the Amended Registration Statement to indicate that Allen & Company’s selected companies and selected transactions analyses may not include all companies or transactions that could be deemed comparable to Youku, Tudou or the merger.

Discounted Cash Flow Analysis, page 111

35.                               Please expand your disclosure to provide the basis for Allen & Company’s use of terminal value multiples of 10.0x to 12.0x and discount rates ranging from 12% to 14%.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 126 and 127 of the Amended Registration Statement.

Miscellaneous, page 113

36.                               Disclose the fee being paid to Allen & Company for delivery of its fairness opinion. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 128 of the Amended Registration Statement.

Opinion of Morgan Stanley Asia Limited as Financial Advisor to Tudou, page 113

37.                               We note from your disclosure that Youku and Tudou disclosed financial forecasts and projections to Morgan Stanley that it relied on when preparing the comparable companies analysis, discounted cash flow analysis and contribution analysis. Please revise your description of these analyses to disclose all financial forecasts and projections used by Morgan Stanley.

In response to the Staff’s comment, the Company has revised the disclosure to include the financial forecasts and projections prepared by Youku and Tudou and provided to Morgan Stanley, which are set forth in a new subsection in the “The Merger” section titled “Certain Financial Forecasts,” which begins on page 119 of the Amended Registration Statement.

Comparable Companies, Analysis, page 116

38.                               Please revise to include the basis for Morgan Stanley’s conclusion that the companies identified on page 117 were comparable to Tudou and Youku, respectively. Please indicate whether there were other comparable recent transactions that you did not include in your analysis.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 131 and 132 of the Amended Registration Statement.

Discounted Cash Flow Analysis, page 119

39.                               Please expand your disclosure to provide the basis for Morgan Stanley’s use of a discount range from 15% to 17% and a perpetual growth rate range of 4% to 6%.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 135 of the Amended Registration Statement.

Miscellaneous, page 121

40.                               Disclose the fee being paid to Morgan Stanley for delivery of its fairness opinion and explain the portion of which is contingent upon the closing of the merger transaction.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 136 and 137 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 125

41.                               We note your statement on page 125 that this discussion is not intended to be “a complete analysis and does not address all potential tax consequences.” Please revise your disclosure to make clear that this is a complete summary of material tax consequences.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 140 of the Amended Registration Statement.

42.                               We note that the tax opinion assumes that the merger will be treated as a reorganization under section 368(a) of the Internal Revenue Code. Please revise to delete this assumption, as it is inappropriate to assume any legal conclusion underlying your discussion. The tax disclosure must state what the tax consequences of the transaction are, not what the parties intend, and the disclosure may not assume a certain tax treatment.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that the determination of whether the Merger will qualify as a reorganization under section 368 of the Internal Revenue Code depends on whether Youku and Tudou are each a passive foreign investment company (“PFIC”) under the Internal Revenue Code.  PFIC status is a factual determination made for each fiscal year, after the close of such year, on the basis of the composition of a company’s income and its “active” versus “passive” assets for such year.  The tax disclosure in the Amended Registration Statement discloses the PFIC risk of Youku and Tudou by stating, “[n]either Youku nor Tudou expect to be classified as a PFIC.  Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that Youku or Tudou will not be classified as a PFIC.”  The Merger will not qualify as a reorganization under the Internal Revenue Code if either Youku or Tudou is or has been a PFIC.  Accordingly, the tax disclosure discloses the tax consequences of the transaction if the Merger qualifies as a reorganization under the Internal Revenue Code and if the Merger does not qualify as a reorganization under the Internal Revenue Code, thereby disclosing the tax consequences of either treatment.

Material PRC Income Tax Consequences of the Merger, page 129

43.                               Please discuss the bases for your belief that non-resident shareholders will not be subject to PRC income tax under Circular 698. Likewise, your discussion in the risk “Tudou faces uncertainty regarding PRC tax reporting obligations, page 84” should make clear whether shareholders that are non-resident will have to comply with the notice discussed.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 95, 96 and 145 of the Amended Registration Statement.

Tudou Corporate Structure Matters, page 148

44.                               Please explain your disclosure that Tudou is going to use “reasonable best efforts” to cause the shareholders of each consolidated interest entity subsidiary to transfer such interest to persons “designated by Youku,” and revise consolidated interest entity agreements to reflect the change of the nominee. Please revise your disclosure here and include risk factor disclosure with respect to the risk that such transfers may not occur. Explain the nature of the “certain permitted liens” referenced in your disclosure. Explain whether any relevant PRC authorization or approval is required for such transfers.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that the equity interests in each of Tudou’s four consolidated affiliated entities are currently held by shareholders designated by Tudou.  Tudou, through its wholly-owned PRC subsidiary Reshuffle Technology, entered into a series of contractual arrangements with each of the consolidated affiliated entities and the designated shareholders to exercise control over these entities.  Pursuant to Section 6.14 of the Agreement and Plan of Merger (the “Merger Agreement”), filed as Appendix A to the Registration Statement, Tudou has agreed to use its reasonable best efforts to cause the designated shareholders of Tudou’s consolidated affiliated entities to transfer their equity interests in these entities to persons designated by Youku, on or before the closing of the merger.  In order to exercise control over Tudou’s consolidated affiliated entities, the new shareholders designated by Youku will enter into a new series of contractual arrangements with these consolidated affiliated entities and Reshuffle Technology.  The new series of contractual arrangements will reflect the changes in the equity interest ownership of these consolidated affiliated entities.

In addition, the Company advises the Staff that PRC authorizations and approvals are required in connection with the transfers of the equity interests addressed by section 6.14 of the Merger Agreement. On or before the closing of the merger, the Company and Tudou expect to receive all authorizations and approvals that are required to be obtained by that time.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 60 and 163 of the Amended Registration Statement to address the risk that the transfers of equity interests from the shareholders designated by Tudou to persons designated by Youku may not occur.

The Company further advises the Staff that pursuant to the Merger Agreement, the equity interests transferred to the persons designated by Youku may be subject to permitted liens.  Section 9.12(mm) of the Merger Agreement defines permitted liens as (1) liens for taxes and governmental charges, (2) mechanics’ liens or other security interests incurred in the ordinary course of business, (3) liens securing a liability reflected in SEC filings, (4) liens that would be disclosed by a survey or physical inspection of real property and (5) any other liens incurred in the normal course of business that are not material.

Contractual Arrangements with Quan Toodou and its Shareholders, page 189

Contractual Arrangements with Shanghai Suzao and its Shareholders, page 190

Contractual Arrangements with Chengdu Gaishi and its Shareholders, page 191

Contractual Arrangements with Beijing Tixian and its Shareholders, page 193

45.                               With respect to each of the equity interest pledge agreements we note your disclosure that in the event of a default, Reshuffle Technology will be entitled to “dispose of the pledged equity interests.” Please clarify what this means. We note that Tudou cannot acquire the pledged equity interest directly if it chooses to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction. Moreover, even if Tudou were to prevail in such auction or public tender procedures, it is still not allowed to hold the equity interest of the consolidated interest entities because Chinese law currently restricts foreign-invested entities from operating internet-related and mobile value-added service businesses, including internet information services, online advertising and mobile value-added services (as disclosed on page 76).

The Company respectfully advises the Staff that as stated in response to comment 6, pursuant to Article 219 of the PRC Property Law, in the event of default with respect to the secured obligations, Reshuffle Technology, as the pledgee, can enforce its pledge rights by (1) upon the agreement with the pledgors, acquisition of the pledged equity interests by converting the value of the pledged equity interests by reference to the market price to offset the outstanding debts that are secured by the pledge, (2) auction of the pledged equity interests, or (3) private sale of the pledged equity interests to a third party by reference to the market price, and in the cases of (2) and (3) to receive priority payment from the proceeds from the auction or private sale.

Article 211 of the PRC Property Law prohibits a pledgee and a pledgor to stipulate in a pledge agreement that the ownership of the pledged property will be automatically transferred to the pledgee/creditor if the obligor defaults, before the obligor’s underlying obligation is due.  As stated above, Article 219 of the PRC Property Law allows a pledgee to acquire the pledged equity interests from a pledgor upon mutual agreement and by converting the value of the pledged equity interests by reference to the market price to offset the outstanding secured debts after such debts are overdue and the obligor is in default.

In consideration of the Staff’s comment, the Company has revised the referenced disclosure on pages 206, 207, 209 and 210 of the Amended Registration Statement to amend the phrase “will be entitled to dispose of the pledged equity interests” to read “may enforce the equity interest pledge agreement.”

46.                               With respect to each of the equity interest pledge agreements, confirm the date and place of registration of each pledge with the relevant SAIC branch. Please state the amount the registered equity pledge agreement lists as secured and disclose what that amount represents. Separately, disclose any other amount covered by the equity pledge agreement that remains unregistered and unsecured.

The Staff’s comment is duly noted.  The Company respectfully advises the Staff that the equity interest pledge agreement in relation to the pledge of equity interests in Quan Toodou was registered with the Shanghai Pudong branch of SAIC in Shanghai on March 23, 2010.  The equity interest pledge agreement in relation to the pledge of equity interests in Shanghai Suzao was registered with the Shanghai Xuhui branch of SAIC in Shanghai on August 20, 2009.  The equity interest pledge agreement in relation to the pledge of equity interests in Chengdu Gaishi was registered with the Chengdu Wuhou branch of SAIC in Chengdu on September 29, 2009 and deregistered on December 5, 2011 as part of Chengdu Gaishi’s dissolution process.  The equity interest pledge agreement in relation to the pledge of equity interests in Beijing Tixian was registered with the Beijing Shijingshan branch of SAIC in Beijing on March 22, 2012.

The Company respectfully advises the Staff that pursuant to each equity interest pledge agreement between the shareholders of Tudou’s consolidated affiliated entities and Reshuffle Technology, each shareholder has pledged all of his or her equity interest in the respective consolidated affiliated entity to secure his, her or the entity’s obligations under the relevant contractual arrangements.  According to the Equity Pledge Registration Measures, the items to be registered under the equity interest pledge registration with the relevant SAIC branch include the names of pledgor and pledgee, the amount of pledged equity interests and the term of equity pledge. When processing application for registration of such equity interest pledges, the relevant SAIC branch requires each entity to state the amount of its paid-in capital representing the amount of the pledged equity interests in the equity pledge registration form.  The Company respectfully advises the Staff that, the value that the registered equity pledge secures is not limited to the amount that was stated on the application form. Instead, it covers all debts and liabilities arising from the relevant principal agreements, as stated in the equity pledge agreements.

47.                               Please disclose whether or not, and if so, which of the contractual arrangements with Tudou’s consolidated interest entities speak to the right or restriction of such entities to undergo voluntary liquidation proceedings. In a supplemental analysis, please provide us with an analysis as to how the agreements would work in any liquidation proceeding, both voluntary and involuntary. Your analysis should discuss the priority the equity pledge agreements would have if such entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors. Please include all appropriate PRC rules, regulations, circulars and other guidance in your analysis.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 205, 207, 208 and 210 of the Amended Registration Statement to disclose that the exclusive call option agreement with each of Tudou’s consolidated affiliated entities restricts these entities from undergoing voluntary liquidation proceedings.

The Company respectfully advises the Staff that during a voluntary or involuntary liquidation proceeding of any of Tudou’s consolidated affiliated entities, the affected entity is generally prohibited by law to conduct any business operations that are not part of the liquidation proceeding. Voluntary and involuntary liquidation proceedings of companies in the PRC are primarily governed by the Company Law and the Enterprise Bankruptcy Law of the PRC and judicial interpretations of these laws. Article 187 of the PRC Company Law provides that during a liquidation proceeding, a company may not carry out business activities which are irrelevant to the liquidation. However, in the case of a bankruptcy, pursuant to article 18 of the PRC Enterprise Bankruptcy Law, the bankruptcy administrator may allow the performance of contracts entered into by the entity in the bankruptcy proceeding. Accordingly, a consolidated interest entity generally would not be able to perform its obligations under its contractual arrangements during a liquidation proceeding, although a bankruptcy administrator may allow these obligations to be performed.  Furthermore, the contractual arrangements entered into by the affected entity may be terminated under certain circumstances provided by law.  For example, such contractual arrangements may be terminated by the bankruptcy administrator according to article 18 of the PRC Enterprise Bankruptcy Law.

Nevertheless, parties to the contractual arrangements other than the entity undergoing liquidation may still perform the contracts to the extent the affected entity’s performance of the contract is not required. Accordingly, in a liquidation proceeding, Reshuffle Technology would still be entitled to exercise its option to purchase the equity in the affected entity pursuant to the exclusive call option agreements, to enforce the pledge pursuant to the equity interest pledge agreements and to require early repayment of the loan under the loan agreements, although it is unclear whether the Administration of Commerce and Industry would agree to register the transfer of the equity interest in the affected entity during a liquidation proceeding. Reshuffle Technology would also be entitled to exercise the shareholders’ voting rights through the proxy agreements subject to any limitations on the power of the shareholders of the affected entity in the liquidation proceeding.

In either a voluntary or involuntary liquidation proceeding, Reshuffle Technology would also have the right to claim its creditors’ rights against the affected consolidated affiliated entities through its contractual arrangements with the consolidated interest entities in the liquidation proceeding and under applicable PRC law. Reshuffle Technology may claim service fees owed to it under the exclusive consultancy and service agreements and may claim damages as a result of any breach of the contractual arrangements by such consolidated affiliated entities or failure to perform their obligations under the contractual arrangements. As the pledged equity of Tudou’s consolidated affiliated entities does not constitute the assets of such entities to be liquidated in the liquidation proceeding, Reshuffle Technology will be treated as an unsecured creditor of such entities and will not have priority to other third-party creditors if such entities enter a voluntary or involuntary liquidation proceeding, and all or part of their assets are subject to liens or rights of other third-party creditors.

The Company further advises the Staff that the ownership interests in the pledged equity of Tudou’s consolidated affiliated entities belong to the shareholders of such entities, each of whom has entered into an equity interest pledge agreement with Reshuffle Technology, Tudou’s wholly-owned PRC subsidiary, and the pledged equity does not constitute the assets of such entities.  Accordingly, in the case of a voluntary or involuntary liquidation proceeding of any of Tudou’s consolidated affiliated entities, such pledged equity would not form part of the assets to be liquidated because the pledged equity is not an asset of the affected entity. This situation is not affected by the equity interest pledge agreements because none of Tudou’s consolidated interest entities is a party to those agreements. Therefore, if any of Tudou’s consolidated interest entities enters a voluntary or involuntary liquidation proceeding, the pledged equity in the affected entity will not be subject to liens or rights of third party creditors and Tudou, through Reshuffle Technology, will have a security interest in the pledged equity as a result of the equity pledge agreement.

However, because the pledged equity is not an asset of the affected entity and is not subject to the voluntary or involuntary liquidation proceeding, Tudou, through Reshuffle Technology, would not have priority over the repayment of the debts of the affected entity to other third-party creditors in the liquidation proceeding as a result of the equity pledge agreement.

Limitations on Enforcement of U.S. Laws, page 248

48.                               Please revise your disclosure as follows:

•                                          You should make clear whether Cayman Islands has treaties with either the U.S. or PRC;

•                                          Please discuss the extent that counsel is aware of original actions being brought in either the Cayman Islands or PRC based upon the securities laws of the United States; and

•                                          Considering your statement that PRC courts recognize and enforce foreign judgments based on either treaties or reciprocity between jurisdictions and your statement that there exists no relevant treaty or reciprocity with the United States, it appears that your conclusion that you are “uncertain” as to whether PRC courts would enforce a judgment rendered by a court in the United States is inconsistent.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 264 and 265 of the Amended Registration Statement.

The Company respectfully advises the Staff that presently there are no relevant treaties or reciprocity arrangements for the recognition and enforcement of foreign judgments between the U.S. and the PRC.  However, uncertainties still exist, and there may be developments concerning reciprocal arrangements. For example, a PRC court judgment was recognized and enforced by a U.S. court in 2011. While remote, this raises the possibility that a nascent reciprocity may be developing.

Exhibits

49.                               Please file as exhibits the material loan agreements, call option agreements, proxy agreements, consultancy and service agreements and equity interest pledge agreements pertaining to Tudou’s consolidated interest entities.

The Company respectfully advises the Staff that it does not believe that Form F-4 requires the registrant of the F-4 registration statement to file as exhibits to its F-4 registration statement (1) the material contracts of the target company or (2) the material contracts of the combined entity, assuming the merger is completed.  Accordingly, as Tudou is a company which is separate from the Company, the Company does not believe that Form F-4 requires it, the registrant, to file the material contracts of Tudou, including the loan agreements, call option agreements, proxy agreements, consultancy and service agreements and equity interest pledge agreements pertaining to Tudou’s consolidated interest entities.

The Company further advises the Staff that, as it meets the requirements for use of Form F-3, the Company has elected, under General Instruction B(1)(a) of Form F-4, to provide information concerning itself at a level prescribed by Form F-3.  According to Item 601 of Regulation S-K, Form F-3 does not require the filing of material contracts if the Company were registering a primary offering (see footnote 1 under the exhibit table in Item 601 of Regulation S-K).  Accordingly, the Company does not believe it is obligated under Form F-4 to file any material contracts as exhibits to its F-4 registration statement, be they material contracts of the Company or material contracts of Tudou.

The Company further advises the Staff that Tudou has publicly filed the exhibits required by the Staff in its annual report on Form 20-F for the year ended December 31, 2011, and such agreements are also summarized in detail in the Company’s Registration Statement.  The Company respectfully submits that investors have access to such agreements through the Company’s and Tudou’s existing public filings.

The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                 Victor Koo, Chairman of the Board of Directors and Chief Executive Officer, Youku Inc.

Dele Liu, Senior Vice President and Chief Financial Officer, Youku Inc.

Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited

Bin Yu, Chief Financial Officer, Tudou Holdings Limited

Ernest C Lee, Ernst & Young Hua Ming

Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

David T. Zhang, Esq., Kirkland & Ellis International LLP

Jesse Sheley, Esq., Kirkland & Ellis International LLP

Benjamin Su, Esq., Kirkland & Ellis International LLP

Allen C. Wang, Esq., Latham & Watkins LLP